January 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Aytu BioScience, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-235548)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement on Form S-3 (File No. 333-235548) be accelerated so that it will be declared effective at 4:00PM EST on Friday, January 10, 2020 or as soon thereafter as is practicable.

Very truly yours,

Aytu BioScience, Inc.

By:	/s/ Joshua Disbrow
Name:	Joshua Disbrow
Title:	Chief Executive Officer